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                              July 26, 2023

       Peng Zhang
       Vice President of Finance
       Yunji Inc.
       15/F, South Building
       Hipark Phase 2, Xiaoshan District
       Hangzhou, Zhejiang, 310000
       People   s Republic of China

                                                        Re: Yunji Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed April 26,
2023
                                                            File No. 001-38877

       Dear Peng Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 3. Key Information
       Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

   1. Please revise to further discuss the risks associated with your corporate structure. Explain whether the VIE
structure is used to provide investors with exposure to foreign investment in China-based
companies where Chinese law prohibits direct foreign investment in the operating companies,
and disclose that investors may never hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of your securities, including that it could cause the value
of such securities to significantly decline or become worthless.
 Peng Zhang
FirstName
Yunji Inc. LastNamePeng Zhang
Comapany
July       NameYunji Inc.
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
2. Please revise to expand your disclosure about the legal and operational risks associated
         with being based in or having the majority of the company   s
operations in China. Your
         disclosure should include that these risks could cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, have or may
         impact the company   s ability to accept foreign investments, or list
on a U.S. or other
         foreign exchange. Additionally, please revise your disclosure about the Holding Foreign
         Companies Accountable Act on page 7 to disclose the location of your
auditor   s
         headquarters.
3.       Please ensure that you refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. In this regard, we note your disclosure that you will use
         the term    we,       us,       our company,       our    and    Group
   to refer to Yunji Inc., [y]our
         Cayman Islands holding company and its subsidiaries, and, in the context of describing
         [y]our operations and consolidated financial information, including the VIEs and the subsidiaries of the VIEs.
4.       We note that you exclude Hong Kong and Macau from your definition of
 China    or the
            PRC." Please revise to clarify that all the legal and operational risks associated with
         having operations in the People   s Republic of China also apply to
operations
         in Hong Kong/Macau. Discuss any applicable laws and regulations in Hong Kong and
         Macau, where applicable throughout your filing, and the risks and consequences to you associated with those laws and regulations. As an example, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may
         impact the company   s ability to conduct its business, accept foreign
investment or list on a
         U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this
         oversight impacts the company   s business and the offering, and to
what extent the
         company believes that it is compliant with the regulations or policies that have been issued.
5. We note your disclosure of a chart reflecting your corporate structure and disclosure that the "terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar." Please revise to remove arrows in your dashed lines that reflect relationships with the VIE. Describe all contracts and arrangements as a result of which you claim "[you]are able to direct the activities of and derive economic benefits from the VIEs. [You] are considered the primary beneficiary of the VIEs for accounting purposes, and [you] have consolidated the financial results of the
         VIEs in [y]our consolidated financial statements."
Permissions Required from the PRC Authorities for Our Operations, page 6

6.       We note your disclosure on page 6 that    [y]our PRC subsidiaries and
the VIEs have
         obtained the requisite licenses and permits from the PRC government authorities that are
 Peng Zhang
FirstName
Yunji Inc. LastNamePeng Zhang
Comapany
July       NameYunji Inc.
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
         material for the business operations.    State whether you have
received all requisite
         permissions or approvals and whether any permissions or approvals have been denied. In this regard, the disclosure here should not be qualified by materiality. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from
         Chinese authorities to operate your business and to offer the securities being registered to foreign investors and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Provide the basis for your conclusions. To the extent that you believe such permissions or approvals are not required, please disclose the basis on which you made that determination.
7. Please further expand your disclosure about the Overseas Listing Trial Measures to explain how the regulations apply to you and your ability to operate. In this regard, we
         note your disclosure that    issuers that have already been listed in
an overseas market by
         March 31, 2023, such as [y]our company, are not required to make any immediate filing
         and that    such issuers will be required to complete certain filing
procedures with the
         CSRC in connection with future securities offerings and listings outside of mainland
         China, including follow-on offerings
Cash Flows through Our Organization, page 7

8. Disclose your intentions to settle amounts owed under the VIE agreements. Please further revise the disclosure to discuss limitations applicable to Hong Kong, given your Hong
         Kong subsidiary. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, "to the extent cash in the business is in the PRC/Hong
         Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash." State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the former VIEs to transfer cash. Provide cross-references to these other discussions.
9. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
D. Risk Factors
Risks Related to Our Business and Industry
Our and the VIEs' business generates and processes a large amount of data..., page 21

10. In light of your disclosure here and throughout the document about recent events indicating greater oversight by the Cyberspace Administration of China
(CAC) over data
         security, particularly for companies seeking to list on a foreign exchange, please revise
 Peng Zhang
FirstName
Yunji Inc. LastNamePeng Zhang
Comapany
July       NameYunji Inc.
     26, 2023
July 26,
Page  4 2023 Page 4
FirstName LastName
         your disclosure to clarify to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure..., page 44

11. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes.
Risks Related to Doing Business in China
The PRC government's significant oversight over our business operations..., page 50

12.      Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules,
         the term    control    (including the terms    controlling,
controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Our ADSs may be prohibited from trading in the United States under the HFCAA..., page 53

13. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of
         consecutive    non-inspection years    from three years to two years,
and thus, reduces the
         time before your securities may be prohibited from trading or delisted. In addition, please revise to explain why you were identified as a Commission-Identified Issuer under the
         HFCAA and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

14. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
15. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your
 Peng Zhang
FirstName
Yunji Inc. LastNamePeng Zhang
Comapany
July       NameYunji Inc.
     26, 2023
July 26,
Page  5 2023 Page 5
FirstName LastName
         consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
16.      We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
         for    Yunji Inc. or the VIEs in China.    We also note that your
disclosures on pages 71 and
         108 and the list of subsidiaries in Exhibit 8.1 appear to indicate that you have subsidiaries in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the information required for you and all of your consolidated foreign operating entities in your supplemental response.
17. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
General

18. If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, state that is the case and identify the relevant individuals. Include
         a separate    Enforceability    section and a risk factor addressing
the challenges of bringing
         actions and enforcing liabilities against such individuals.
19. We note your disclosure throughout the document that the Cayman Islands holding company is the primary beneficiary of the VIE. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note that your references to being the primary beneficiary or to control or benefits that accrue to you because of the VIE in the "Notes to the Consolidated Financial
         Statements" section do not include a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP or state that you are the primary beneficiary of the VIE for accounting purposes. Additionally, please also disclose, if true that the VIE agreements have not been tested in a court of law, and not just in "China courts."
 Peng Zhang
Yunji Inc.
July 26, 2023
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071
with any other questions.



                                                          Sincerely,
FirstName LastNamePeng Zhang
                                                          Division of
Corporation Finance
Comapany NameYunji Inc.
                                                          Office of Trade &
Services
July 26, 2023 Page 6
cc:       Shu Du, Esq.
FirstName LastName